SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)

                     GZA GeoEnvironmental Technologies, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   362386-10-4
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 14, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

=        Note.  six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)





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CUSIP No. 362386-10-4                      13D          Page 2 of 5 Pages
---------------------------------                       ------------------------


================================================================================

       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         ACQUISITOR PLC
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       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
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       3        SEC USE ONLY

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       4        SOURCE OF FUNDS*
                         WC
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       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
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       6        CITIZENSHIP OR PLACE OR ORGANIZATION
                         DELAWARE
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   NUMBER OF            7         SOLE VOTING POWER
     SHARES
  BENEFICIALLY                             313,100
 OWNED BY EACH
REPORTING PERSON     -----------------------------------------------------------
      WITH
                        8         SHARED VOTING POWER

                                           -0-
                     -----------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           313,100
                     -----------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
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       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         313,100
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                     / /
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         7.45%
--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*
                         CO
================================================================================





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CUSIP No. 362386-10-4                      13D          Page 3 of 5 Pages
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         The following  constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect.

Item 3 is amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The aggregate purchase price of the 313,100 shares of Common Stock acquired by Acquisitor is $1,688,576 and came from its working capital.

Item 4 is amended to read as follows:

Item 4.           Purpose of Transaction.
                  ----------------------

                  The Reporting Person believes that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Person intends to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock through a negotiated transaction or otherwise, seeking to nominate a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Reporting Person may also sell some or all of its shares of Common Stock through privately negotiated transactions, or to change its intention with respect to any and all matters referred to in this Item 4.

Item 5 is amended to read as follows:

Item 5.            Interest in Securities of the Issuer.
                   ------------------------------------

                  (a) The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 4,205,122 shares of Common Stock outstanding as of June 30, 2000 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2000 and filed with the Securities and Exchange Commission on July 17, 2000.

                  (b) As of the close of business on September 14, 2000, Acquisitor beneficially owns 313,100 shares of Common Stock constituting approximately 7.45% of the shares of Common

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CUSIP No. 362386-10-4                      13D          Page 4 of 5 Pages
---------------------------------                       ------------------------


Stock outstanding. The Reporting Person has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

                  (c) The table below lists all transactions in the Issuer's Common Stock since the filing of the Schedule 13D by the Reporting Person.

           Transaction in Shares Since the Filing of the Schedule 13D
           ----------------------------------------------------------


  Shares of Common
       Stock                     Price Per                  Date of
  Purchased/(Sold)                 Share                 Purchase/Sale
  ----------------                 -----                 -------------
      53,500                      $6.1209                   9/14/00
      (2,000)                     $6.7500                   8/21/00
       2,000                      $6.3750                   8/21/00

                  (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

                  (e)     Not Applicable

Item 6 is amended to include the following:

Item 6.           Contracts, Arrangements, Understandings or Relationships
                  --------------------------------------------------------
                  With Respect to Securities ofthe Issuer.
                  ----------------------------------------

         The Purchase Agreement by and between the Reporting Person and Futureco Environmental, Inc. ("Futureco") dated May 9, 2000 terminated on June 30, 2000. Reference is made to the Schedule 13D, Amendment No.4 filed by Futureco with the Securities and Exchange Commission on July 12, 2000.


           [The remainder of this page was intentionally left blank.]



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CUSIP No. 362386-10-4                      13D          Page 5 of 5 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 18, 2000                  ACQUISITOR PLC


                                             By:  /s/ Duncan Soukup
                                                -------------------------------
                                             Name: Duncan Soukup
                                             Title: Managing Director